Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, Nebraska 68701

December 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           Beth Frohlichstein and Jennifer Gowetski

Re:	Supertel Hospitality, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed March 20, 2013
File No. 001-34087

Ladies and Gentlemen:

Set forth below are Supertel Hospitality, Inc.’s responses to the comment letter dated December 11, 2013 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

Form 10-K for the year ended December 31, 2012

Item 2.  Properties, page 23

1.	We note your disclosure on page 31. In future periodic reports in this section or elsewhere as appropriate, please revise to clarify the geographic diversification of your portfolio.

In future periodic reports or elsewhere as appropriate, we will clarify the geographic diversification of our portfolio.

Key Performance Indicators, page 32

2.
We note that you identify net operating income as a key performance indicator.  Please advise us whether you also consider same store net operating income to be a key performance indicator.  We may have further comment.

We do not consider same store net operating income to be a key performance indicator.  We instead rely on property operating results (POI) from continuing operations for assessing the performance of our core operations.

On the other hand, net operating income at the company level, in addition to providing a method of assessing and measuring overall operating results, is a key performance indicator of our hotel management companies’ performance over the revenue and the expenses for which the management companies have control.  A portion of the management companies’ fees are based on the hotels revenue and a portion on the net operating income.   Net operating income excludes certain fixed expenses which are not considered to be under the operational control of the management companies as well as the management fees that are the result of this calculation.  We believe the presentation of net operating income at a company level is a key performance indicator of overall operating results and of the effectiveness of the management companies’ efforts and is in part the basis of their compensation.

Liquidity and Capital Resources, page 39

3.
We note your disclosure that a portion of the net proceeds from the offering of the Series C convertible preferred stock was used for debt repayment and operational funds and that you intend to replace these funds so they are ultimately available for acquisitions.  In future periodic reports, please identify the amount of such offering proceeds used for debt repayment, the amount used for operational funds, the amount of such funds to be replaced, the time frame in which you intend to replace the funds and the anticipated source of the replacement funds.  In addition, please clarify whether there are contractual restrictions, including financial penalties, relating to the use of such funds.

In future periodic reports, we will identify the amount of such offering proceeds used for debt repayment, the amount used for operational funds, the amount of such funds to be replaced, the time frame in which you intend to replace the funds and the anticipated source of the replacement funds.  In addition, we will also clarify whether there are contractual restrictions, including financial penalties, relating to the use of such funds.

4.
We note your disclosure on page 42 that if you are not successful in negotiating the financing of your debt or finding alternative sources of financing in a difficult borrowing environment, you will be unable to meet your near-term liquidity requirements.  In future periodic reports, please revise to more specifically describe your liquidity issues and management’s plans to address such issues.  In addition, please clarify whether you are currently in compliance with all of the payment obligations and financial covenants required by your lenders.  As applicable, please describe the consequences of any non-compliance.

In future periodic reports, we will more specifically describe our liquidity issues and management’s plans to address such issues.  We will also clarify whether we are currently in compliance with all of the payment obligations and financial covenants required by our lenders.  As applicable, we will describe the consequences of any non-compliance.

Item 10.  Directors, Executive Officers and Corporate Governance, page 108

5.
In future periodic reports, please ensure that you have incorporated by reference the appropriate section from the proxy statement that includes the information required by Item 405 of Regulation S-K or advise.

In future periodic reports, we will ensure that we have incorporated by reference the appropriate section from the proxy statement that includes the information required by Item 405 of Regulation S-K or advise.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 548-5793.

Sincerely,

/s/ Corrine L. Scarpello

Corrine L. Scarpello

cc:	David L. Hefflinger, McGrath North
Guy Lawson, McGrath North